

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

<u>Via e-mail</u>
W. Allen Bennett
UCP, LLC
548 W. Cromwell, Suite 104
Fresno, CA 93711

> **Re:** **UCP, LLC**
> **Registration Statement on Form S-1**
> **Filed April 4, 2013**
> **File No. 333-187735**

Dear Mr. Bennett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are

based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. In addition, please file a copy of your LLC Operating Agreement with your next amendment.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5. Please revise your prospectus throughout to reflect that you have yet to reorganize as a corporation. In this regard we note that you repeatedly refer to Mssrs. Hart and Webb, who are currently on your board of managers, as directors.

6. Throughout this prospectus you refer to the relationships your executive management team has with key land owners, brokers, lenders, and development and real estate companies. Please supplementally describe the nature of these relationships, as well as their geographic scope. In this regard, we note your comparatively recent entry into the Puget Sound market.

7. Please provide, where appropriate, disclosure of the terms of your conversion from an LLC to a corporation.

8. You appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

9. In light of the formation transactions in which you will convert from a limited liability company into a corporation as well as the transition services agreement and new employment and directors compensation agreements discussed on pages 121 and 122 that you will enter into upon completion of this offering, please provide pro forma financial information pursuant to Rules 11-01 and 11-02 of Regulation S-X. Your pro forma financial information shall include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. Please clearly show how you arrive at each pro forma amount, including pro forma earnings per share amounts, with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. The pro forma financial information should reflect the impact of becoming a

taxable entity as well as the impact of the transition services agreement. Please also refer to SAB Topics 1:B.2 and 4:B. Please also consider whether the planned restricted stock unit grants under the 2013 Long-Term Incentive Plan, which are discussed on page 126, should be reflected in your pro forma financial statements as well.

Outside Front Cover Page of Prospectus

10. Please remove or relocate the disclosure relating to delivery of shares through DTC book-entry facilities.

11. You indicate that the over-allotment shares will be provided by the UCP and PICO. However, we are unable to locate information concerning how the responsibility for supplying over-allotment shares will be allocated among UCP and PICO. Please provide this information in the "Underwriting" section or in another appropriate location.

12. Please remove the disclosure in the second to last sentence of the first paragraph on page ii where you disclaim responsibility for the accuracy and completeness of disclosure in the prospectus.

Summary, page 1

13. Please revise your prospectus to reduce the discussion of the JBREC report in the "Summary" section. The JBREC report is discussed at length in the Market Opportunity of your prospectus and overwhelms the prospectus summary, which should be limited to the key aspects of the offering. See the Instruction to Item 503(a) of Regulation S-K.

Our Company, page 2

14. We remind you to not give more prominence to non-GAAP financial measures compared to GAAP financial measures pursuant to Item 10(e) of Regulation S-K. In this regard, please ensure that you present and discuss GAAP gross margin amounts when discussing adjusted gross margin amounts throughout the filing, including on pages 2, 7, and 100.

Our Competitive strengths, page 4

15. We note your statement on page six, as well as repeatedly throughout this prospectus, that your Benchmark Communities brand is recognized by home buyers; however, the Eliant survey on which this statement is presumably based was limited to individuals who purchased your products. Please supplementally advise of the basis for your belief that your brand, which has thus far sold 89 homes, is recognized, and that you have a "positive reputation as a homebuilder and land developer."

Our Offices, page 12

16. We note your reference here, as well as in footnote seven to the financial statements, to the spaces leased by your company. At an appropriate place in this prospectus, please provide the disclosure called for by Item 102 of Regulation S-K.

Summary Consolidated Financial Data, page 15

17. Please clearly show in the notes to the Balance Sheet Data section how you computed each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. Please provide similar disclosures for your capitalization table on page 42.

18. We note your disclosure here, and on pages 46 and 50, that your cancellation rate increased from 10.3% in the year ended December 31, 2011 to 22.4% in the year ended December 31, 2012. Please advise as to what consideration was given to including a discussion about your cancellation rate in the Risk Factors section of this prospectus.

Risk Factors, page 17

19. Please revise the subcaption "[o]ur long-term growth depends, in part, upon our ability to successfully identify and acquire desirable land parcels for residential buildout," or the text that follows it. The subcaption does not appear to relate to the risk described, which is that the supply of land parcels may become limited due to a variety of factors exogenous to your company.

20. Please clarify what risk you refer to in the first sentence under the subcaption "[o]ur long-term growth depends, in part, upon our ability to acquire undeveloped land suitable for residential homebuilding at reasonable prices." Similarly, please clarify the risk posed by the seasonal nature of your business, as discussed on page 18.

21. We note the final sentence on page 19, in which you state that "[a]n oversupply of homes available for sale and the heavy discounting of home prices by some of our competitors have adversely affected demand for homes in the market as a whole and could do so again in the future." Please clarify whether you are referring to the national market. If you are not, please be more specific about which of the markets you operate in this statement refers to.

22. Refer to the subcaption "[i]f home buyers are not able to obtain suitable mortgage financing, due to more stringent lending standards, rising interest rates, changes in regulation or other reasons, our results of operations may decline." Since you discuss several distinct risks under this heading, please reduce this information into separate risk factors, if appropriate.

23. On page 22, under the subcaption "[r]isks associated with our real estate inventories could adversely affect our business or financial results," you state that due to recent periods of market weakness, you have sold homes and land for lower margins and recorded significant inventory impairment charges. As your homebuilding subsidiary was organized in 2010, please clarify which periods of market weakness you are referring to.

24. Please revise the discussion under the subcaption "[w]e are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects" on pages 24 and 25 so that it is broken into smaller sections by topic, each with a subcaption that appropriately summarizes the specific risk being discussed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

General

25. Much of your MD&A appears to consist of restatements of the information presented in your financial disclosures. Please revise to provide appropriate insight into management's perspective on your business. For example, there is no analysis of the changes in net new home orders or backlog discussed on page 50. Similarly, please discuss all of the material factors that lead to the increase in revenue, increase in average cost per home sold, and decrease is average cost per lot sold, each noted on page 51. Please provide indications for what management considers to be the driving forces behind the year-on-year changes disclosed in MD&A. Please refer to Section III.B.4 of SEC Release 33-8350.

26. Your MD&A contains minimal disclosure on prospective developments and strategies. While you include the Market Opportunity section following MD&A which has intensive discussion of possible trends in each of the markets you operate in, you do not give any indication of management's views regarding these trends. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

27. Please provide a forward-looking discussion with quantification which addresses the increased costs that you expect to incur with the new agreements that you will enter into upon completion of this offering, including the employment agreements, director compensation agreements, and transition services agreement. In a similar manner, please discuss the increased costs that you expect to incur related to the restricted stock unit grants you plan to make under the 2013 Long-Term Incentive Plan.

Selling, Marketing and General and Administrative, page 52

28. Please outline any material terms of the proposed Transition Services Agreement with PICO, including but not limited to the effect entering this agreement will have on general and administrative costs going forward.

Liquidity and Capital Resources, page 53

29. Please disclose whether or not you are dependent upon the offering to meet your liquidity needs for the next 12 months.

Critical Accounting Policies

Impairment of Real Estate Inventories, page 58

30. Please expand your critical accounting policy to provide additional insight regarding your inventory impairment analysis by addressing the following:

- You evaluate real estate assets for impairment at the lowest level for which there are identifiable cash flows. Please disclose what this lowest level represents, including if you test for impairment at the community level. If you test for impairment at the community level, please disclose the number of communities tested for impairment during each period presented compared to the total number of communities which existed at the end of each period presented;

- Depending on the underlying objective of the real estate, assumptions could have a significant impact on the projected cash flow analysis. For example, if your objective is to preserve operating margins your cash flow analysis would be different than if the objective is to increase sales. Please expand your disclosures to explain why these differences in objectives that you disclose would impact undiscounted cash flows; and

- For any inventory amounts for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that a potential future impairment of these assets, individually or in the aggregate, could materially impact your operating results and/or total equity, please disclose the following in your critical accounting policies and/or in the notes to your financial statements:

  - The carrying values of the assets;

  - The percentage by which the estimated fair value exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;

- A description of the key assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

31. You owned properties where the current fair value was below the carrying value; however, on an undiscounted basis you projected future cash flows were in excess of the carrying amounts. Please expand your disclosures to disclose the carrying value of these assets at the end of each period presented. Please also disclose the factors causing the undiscounted future cash flows to be in excess of the carrying amounts whereas the fair value is not in excess of the carrying amounts.

Quantitative and Qualitative Disclosures About Market Risk, page 60

32. Please note that per Item 305(a)(1)(i) of Regulation S-K, the table presented under this heading should present five years' worth of information. In addition, please describe the interest rate management policies you currently have in place with respect to your outstanding debt, which you allude to on the bottom of page 61. See Item 305(b)(ii) of Regulation S-K.

Our Business, page 100

33. Please revise this section to include the information on your backlog called for by Item 101(c)(viii) of Regulation S-K.

34. Please note that Item 101(b) of Regulation S-K calls for disclosure about your segments to be in either your Business section, or that you provide a cross-reference to the portion of your registration statement where the information called for is provided. As you present your segment information under footnote nine to the consolidated financial statements, please revise to include such a cross-reference. In addition, please note that Item 101(b) calls for three years of disclosure, rather than two years.

Our Competitive Strengths, page 101

Access to Privately Negotiated Land and Lot Acquisitions, and to Projects with Significant "Value-Add" Opportunities, page 103

35. Please clarify the manner in which your "market position" has allowed you to generate attractive adjusted gross margins, as stated in the first sentence under this heading.

Seasonality, page 111

36. Please include a greater discussion of the manner in which seasonality affects your business and your segments. See Item 101(c)(1)(v) of Regulation S-K. We note that you provide some disclosure regarding the seasonal nature of your business on page 18, under Risk Factors, as well as on page 56, in your MD&A.

Our Formation Transactions and Structure, page 113

37. Please enhance the diagram on page 114 to allow for a clearer understanding of the ownership structure of your various subsidiaries, including Benchmark Communities, LLC. In addition, please advise us of the role which BMC Realty Advisors, Inc. plays in your business, as this is the only mention of this subsidiary in your prospectus.

Management, page 115

38. Please clarify whether PICO has the right, assuming that PICO holds 25% or more of the stock, to nominate two members of your board of directors when each class of directors is up for election, or if only two PICO nominees will be allowed on the Board at any given time. In addition, please clarify how directors may be nominated, if not by PICO.

Biographical Information, page 115

39. We note that Mr. Hart has served as the chairman of your board of managers since 2007. Please confirm that this disclosure is correct, as it would appear that Mr. Hart controlled UCP before it was acquired by PICO in 2008.

40. Please clarify what Mr. Fletcher's position with UCP consisted of prior to his appointment as COO in 2012.

41. Please provide the disclosure called for by Item 402(o). This item calls for a narrative description of the material factors needed to understand the information in the summary compensation table, including material terms of employment arrangements, non-equity incentive plan awards, and identification of items under the All Other Compensation column. You do not provide any narrative description of the summary compensation

table, but instead discuss the employment agreements that you will enter after the completion of the contemplated offering.

Financial Statements

Consolidated Statements of Operations, page F-4

42. In light of your conversion from a limited liability company into a corporation, please present pro forma tax and earnings per share information on the face of your statements of operations. Refer to SAB Topics 4:B and 1:B.2.

43. Please provide historical earnings per share information in the financial statements and elsewhere throughout the filing or expand your disclosures to explain why no historical earnings per share information has been provided. Please also expand your disclosures to describe the current capital structure, including the number of shares outstanding.

Notes to the Financial Statements

General, page F-7

44. Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Operations, page F-7

45. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated and your assertion that the methods used are reasonable. Refer to SAB Topic 1:B.1.

Note 5. Debt, page F-12

46. It appears that the only financial covenants that you are subject to are provisions in your construction and development agreements which require minimum loan-to-value ratios. If there are any additional financial covenants, please disclose the terms of these as well and whether you were in compliance. Please also disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, including if it is reasonably likely that the fair value of the collateral securing a particular loan may fall below the specified minimum. Please also consider showing the specific computations used to arrive at the actual ratios/amounts

with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 7. Commitments and Contingencies, page F-13

47. You indicate that you cannot predict the ultimate resolution of legal claims and contingencies, related timing or any eventual loss. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please expand your disclosures as necessary pursuant to ASC 450.

Note 8. Incentive Compensation Plan and Employee Benefits, page F-13

Incentive Compensation Plan, page F-14

48. In regards to the incentive compensation plan, please disclose the form of compensation received by employees, including if it was cash or share-based. Please expand your disclosures as necessary pursuant to ASC 718 if it was share-based compensation.

Signatures, page II – 5

49. Please advise us of the makeup of your Board of Managers, and how many people are on the Board. Form S-1 is required to be signed by, among other parties, a majority of the board of directors or persons performing similar functions. We note that two members of your Board of Managers have signed this registration statement; it is unclear whether Mssrs. Bogue or La Herran are members of the Board of Managers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Bartholomew A. Sheehan, Esq. (*via e-mail*)
Sidley Austin LLP